Nelson Mullins Riley & Scarborough LLP Attorneys and Counselors at Law 101 Constitution Avenue, NW / Suite 900 / Washington, DC 20001 Tel: 202.712.2800 Fax: 202.712.2857 www.nelsonmullins.com	Jonathan H. Talcott Tel: 202.712.2806 Jon.talcott@nelsonmullins.com

June 17, 2016

Via EDGAR

Christina DiAngelo Fettig, Senior Staff Accountant

Asen Parachkevov, Esq., Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Monroe Capital Corporation —
Post-Effective Amendment No. 3 to
Registration Statement on Form N-2,
File No. 333-192857

Dear Ms. Fettig and Mr. Parachkevov:

On behalf of Monroe Capital Corporation (the “Company”), this letter is being filed with your office in response to the Staff’s verbal comments conveyed by Ms. Fettig and Mr. Parachkevov in separate conversations with Jonathan Talcott, company counsel, and Janis Kerns, company counsel, on April 1, 2016, April 12-13, 2016, and June 14, 2016, with respect to Post-Effective Amendment No. 3 (the “Post-Effective Amendment”) to the Company’s Registration Statement on Form N-2 (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on March 8, 2016.

We have paraphrased the Staff’s comments followed by the Company’s response below to aid in your review. We will provide courtesy copies of Post-Effective Amendment No. 4 to the Registration Statement, as filed and marked to show changes from Post-Effective Amendment No. 3 to the Registration Statement.

With offices in the District of Columbia, Florida, Georgia, Massachusetts, New York, North Carolina, South Carolina, Tennessee and West Virginia

Christina DiAngelo Fettig, Senior Staff Accountant

Asen Parachkevov, Senior Counsel

June 17, 2016

I. Response to Financial Comments

1.	If the Company’s Quarterly Report on Form 10-Q for the period ending March 31, 2016 is due prior to the effectiveness of Post-Effective Amendment No. 4, please update the financial information in Post-Effective Amendment No. 4 to include financial information for the period ending March 31, 2016.

Response:

The Company has provided the requested information.

2.	Please provide an updated consent of the auditor, as applicable.

Response:

The Company has provided the requested consent.

3.	Please confirm that the Asset Coverage per Unit calculation in the Senior Securities Table on page 66 of the Post-Effective Amendment uses the par value or confirm that the par value is the same as the fair market value.

Response:

The Company has revised the Senior Securities Table on pages 64 to 65 of Post-Effective Amendment No. 4 to the Registration Statement as applicable to reflect par values, and has included the related fair market values (as applicable) in footnotes to the table.

4.	In reference to the Senior Securities Table on page 66 of the Post-Effective Amendment, we suggest including a summary total amount of the senior securities.

Response:

The Company has revised the Senior Securities Table on pages 64 to 65 of Post-Effective Amendment No. 4 to the Registration Statement to include summary total information as requested.

Christina DiAngelo Fettig, Senior Staff Accountant

Asen Parachkevov, Senior Counsel

June 17, 2016

5.	In reference to the Senior Securities Table on page 66 of the Post-Effective Amendment, we suggest that you disclose in the footnotes that the Company has obtained an exemptive relief order exempting the Company’s SBIC subsidiary from the asset coverage test.

Response:

The Company has revised the disclosure on page 65 of Post-Effective Amendment No. 4 to the Registration Statement as suggested.

6.	In reference to the Portfolio Companies Table beginning on page 80 of the Post-Effective Amendment, please provide additional disclosure regarding the investment representing greater than 5.0% of the Company’s total assets pursuant to Instructions 1 and 2 to Item 8(6)(a) of Form N-2.

Response:

The Company has revised the disclosure on page 83 of Post-Effective Amendment No. 4 to the Registration Statement as requested.

7.	Under the heading “Board Approval of the Investment Advisory Agreement and Staffing Agreement” on page 100 of the Post-Effective Amendment, please revise the disclosure to meet the specificity requirements of Instruction 6(f) to Item 24 of Form N-2.

Response:

The Company has revised the disclosure on pages 98 and 99 of Post-Effective Amendment No. 4 to the Registration Statement as requested.

8.	In the Consolidated Statements of Operations on page F-4, please separately disclose dividends, interest on securities and other income, pursuant to Rule 6-07(1) of Regulation S-X, or explain supplementally why Interest and Dividend Income should not be disclosed separately.

Response:

The Company has revised the disclosure on page F-3 of Post-Effective Amendment No. 4 to the Registration Statement as requested.

Christina DiAngelo Fettig, Senior Staff Accountant

Asen Parachkevov, Senior Counsel

June 17, 2016

9.	Per the AICPA minutes from its September 15, 2014 meeting, please consider separate disclosure of recurring and non-recurring income.

Response:

The Company provides disclosure regarding the composition of its investment income in the text of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” at pages 51 and 54 and within the text of Note 2 to the Financial Statements (Revenue Recognition) at page F-16 of Post-Effective Amendment No. 4 to the Registration Statement. The Company believes generally that up-front and prepayment-type transaction fees are recurring in its business, and may also be recurring with respect to individual borrowers to the extent investments are amended. The Company will consider separate disclosure of recurring and non-recurring income on a going-forward basis.

10.	Regarding the Consolidated Statements of Changes in Net Assets on page F-5 of the Post-Effective Amendment, consider revising the line items including “– income distributions” to delete “– income distributions” if any portion of such distributions paid include capital gains.

Response:

The Company has revised the disclosure on page F-4 of Post-Effective Amendment No. 4 to the Registration Statement as requested.

11.	Consider revising the Consolidated Schedule of Investments beginning on page F-7 of the Post-Effective Amendment to disclose any applicable floors on the interest rates.

Response:

The Company respectfully submits that the addition of such information to the Consolidated Schedule of Investments beginning on page F-6 of Post-Effective Amendment No. 4 to the Registration Statement would confuse the presentation and make the schedule less clear to investors, is easily derived from the information presented, and that such information is included elsewhere under “Portfolio Companies” beginning on page 78 of Post-Effective Amendment No. 4 to the Registration Statement.

Christina DiAngelo Fettig, Senior Staff Accountant

Asen Parachkevov, Senior Counsel

June 17, 2016

12.	Please revise footnote (a) to the Consolidated Schedule of Investments on page F-9 to enhance the discussion of the significance of any non-qualifying investments, pursuant to Instruction 1(b) to Item 8(6)(c) of Form N-2.

Response:

The Company acknowledges the staff’s comment. Currently, the Company has only one non-qualifying investment, InMobi Pte, Ltd., which is non-qualifying because while headquartered in California, it is technically a foreign corporation. The Company has revised the disclosure on pages 83, F-9 and F-14 of Post-Effective Amendment No. 4 to the Registration Statement to add a new footnote (k) discussing the significance of any such non-qualifying investments in accordance with the instructions to Form N-2.

13.	Please consider revising the footnotes to the Consolidated Schedule of Investments beginning on page F-9 of the Post-Effective Amendment to add disclosure quantifying the amount of qualifying portfolio investments in comparison to non-qualifying portfolio investments.

Response:

The Company acknowledges the staff’s comment. The Company believes this information has been disclosed appropriately in the footnote (k) disclosure referenced in the response to Comment 12 above.

14.	Please confirm that the entry for Rocket Dog Brands LLC (Delayed Draw) in the Consolidated Schedule of Investments on page F-8 of the Post-Effective Amendment does not need the tickmark (g) to indicate that it is an affiliated investment (or add that tickmark).

Response:

The Company has added tickmark (g) with respect to Rocket Dog Brands LLC in the Consolidated Schedule of Investments on page F-7 of Post-Effective Amendment No. 4 to the Registration Statement.

15.	In reference to the Consolidated Schedule of Investments beginning on page F-7 of the Post-Effective Amendment, please identify any non-income producing investments pursuant to footnote 5 of Rule 12-12 of Regulation S-X.

Response:

As requested, the Company has added footnote (u) in its Consolidated Schedule of Investments beginning on page F-6 of Post-Effective Amendment No. 4 to the Registration Statement to identify its non-income producing investments in accordance with the requirements of Rule 12-12 of Regulation S-X.

Christina DiAngelo Fettig, Senior Staff Accountant

Asen Parachkevov, Senior Counsel

June 17, 2016

16.	Please confirm supplementally that the Company has considered and will comply, or is in compliance, with Rule 3-09 and Rule 4-08(g) of Regulation S-X, as applicable.

Response:

The Company confirms that it has considered and believes it is in compliance with Rule 3-09 and Rule 4-08(g) of Regulation S-X. Currently, the Company does not believe any of its portfolio investments, with the exception of one of its non-consolidated affiliates, meet the criteria for the enhanced disclosure requirements of these rules.

The Company submitted a waiver request from the requirement under Rule 4-08(g) of Regulation S-X that the Company provide separate audited financial statements for fiscal year 2015 for this non-consolidated affiliate directly to the Division of Investment Management’s Office of the Chief Accountant on May 12, 2016. On May 13, 2016, the Company received a response from Christina DiAngelo Fettig, Senior Staff Accountant, stating the staff would not object to the Company’s request based on the particular facts and circumstances.

17.	Please provide supplementally the income test analysis in regards to compliance with Rule 3-09 and Rule 4-08(g) of Regulation S-X.

Response:

In accordance with supplemental discussions held with the staff, we understand the staff would not object if we calculate the income test using a methodology that includes (i) interest and dividends, (ii) realized gains and losses, and (iii) changes in unrealized appreciation/depreciation as discussed.

Based on this understanding, the Company has determined that it is in compliance with Rule 3-09 and Rule 4-08(g) of Regulation S-X, with the exception described in the response to Comment 16 above.

18.	Please consider revising the Significant Unobservable Inputs table on page F-27 of the Post-Effective Amendment to disclose the weighted averages and unobservable inputs in connection with the Range.

Response:

The Company acknowledges the staff’s comment, and has disclosed the weighted averages and unobservable inputs in connection with the Range in its Significant Unobservable Inputs table on page F-28 of Post-Effective Amendment No. 4 to the Registration Statement.

Christina DiAngelo Fettig, Senior Staff Accountant

Asen Parachkevov, Senior Counsel

June 17, 2016

19.	Please revise the disclosure of Income Taxes on page F-36 of the Post-Effective Amendment to disclose gross unrealized appreciation/depreciation pursuant to footnote 8 to Rule 12-12 of Regulation S-X.

Response:

The Company acknowledges the Staff’s comment.  In future annual filings, the Company will disclose the gross unrealized appreciation/depreciation pursuant to footnote 8 to Rule 12-12 of Regulation S-X.  The Company notes that as of December 31, 2015, gross unrealized appreciation and gross unrealized depreciation was $12,998 and $14,645, respectively.

20.	Please consider revising the disclosure on page F-37 of the Post-Effective Amendment to disclose the gross proceeds, sales load and offering costs for each offering.

Response:

The Company respectfully submits that the referenced disclosures already provide the requested information, but use differing descriptions in the presentation of the data. Going forward, the Company will conform these disclosures related to the gross proceeds, sales load and offering costs for each offering.

21.	Regarding the disclosure on page F-37 of the Post-Effective Amendment regarding unfunded commitments, please provide supplementally a representation that management reasonably believes assets are adequate to cover unfunded commitments and explain generally how management expects such unfunded commitments will be covered.

Response:

Management represents that it reasonably believes that assets and availability under the Company’s credit facility with ING are adequate to cover any unfunded commitments.

Christina DiAngelo Fettig, Senior Staff Accountant

Asen Parachkevov, Senior Counsel

June 17, 2016

II. Response to Legal Comments

22.	Please add a risk factor discussing the potential legal risks associated with the Company’s failure to comply with the Item 34(4)(a)(i) undertaking in its registration statement.

Response:

The Company has revised Post-Effective Amendment No. 4 to the Registration Statement to include the following risk factor on page 27:

We may be subject to claims for rescission or damages in connection with certain sales of shares of our Common Stock.

On May 9, 2014, the SEC declared effective our shelf registration statement. Between August 13, 2015 and December 9, 2015, we sold 558,146 shares of common stock through our at-the-market (“ATM”) program at an average purchase price of $14.86 per share, for gross proceeds of approximately $8.3 million. During that period, prospective investors were provided with a prospectus supplement containing our audited financial statements as of and for the year ended December 31, 2014 as required by the Securities Act, however, financial information in the base prospectus had not been updated by post-effective amendment as technically required by an undertaking contained in the registration statement. Because we provided investors with all material information via a prospectus supplement properly filed with the SEC, and sales that were part of the offering were transacted on a securities exchange at market prices, we do not believe that a violation of Section 5 under the Securities Act occurred. However, purchasers of those shares could assert that they have rescission rights or claims for damages. We believe that the likelihood of purchasers asserting and prevailing on such claims is remote, and in the extremely unlikely case of a successful claim, that any estimated damages (calculated  net of distributions paid) would be immaterial.

23.	Please revise the disclosure related to unitranche loans to provide a more robust description of “unitranche” lending and the risks related to this type of lending activity.

Response:

The Company has revised pages 66 and 75 of Post-Effective Amendment No. 4 to the Registration Statement as requested.

Christina DiAngelo Fettig, Senior Staff Accountant

Asen Parachkevov, Senior Counsel

June 17, 2016

24.	The staff notes that investments in certain industries each represent greater than ten percent of the Company’s portfolio. Please include a risk factor related to this level of exposure to a single industry or subgroup.

Response:

The Company has added a cross reference to this risk in the Summary on page 8, as well as a risk factor describing the risks related to particular industry exposure at page 30 of Post-Effective Amendment No. 4 to the Registration Statement. The Company also notes for the Staff that it follows Moody’s Industry Classifications and that if it used SIC codes to identify its investment industries, there would be no industry representing over 10% of the investments.

25.	Please confirm that the use of derivatives is not a principal investment strategy for the Company.

Response:

The Company confirms that the use of derivatives is not a principal investment strategy.

26.	Regarding disclosures related to the rapid amortization of loans, please state to what portion of the portfolio this disclosure applies, or reduce such disclosure if low.

Response:

The Company has revised pages 4 and 70 of Post-Effective Amendment No. 4 to the Registration Statement as requested.

27.	Please conform the Company’s disclosures regarding its intent to invest in Canadian portfolio companies.

Response:

The Company has revised pages 1, 50 and 66 of Post-Effective Amendment No. 4 to the Registration Statement as requested.

Christina DiAngelo Fettig, Senior Staff Accountant

Asen Parachkevov, Senior Counsel

June 17, 2016

28.	Please revise footnote 5 on page 9 to more fully describe the impact of non-cash compensation on the Company’s payment of management fees, particularly the incentive hurdle rate and the Company’s inability to claw back payments based on such compensation that is not received.

Response:

The Company has revised footnote 5 on pages 9 to 10 of Post-Effective Amendment No. 4 to the Registration Statement as requested. Please also see the Company’s existing risk factor addressing the issue on page 31 of Post-Effective Amendment No. 4 to the Registration Statement.

29.	Please confirm the Company will not offer any preferred or debt securities in the next 12 months or provide for appropriate related disclosure in the fee table.

Response:

The Company has revised page 10 of Post-Effective Amendment No. 4 to the Registration Statement as requested.

30.	Please disclose whether certain closing fees (1-4% disclosure) for the Company’s investments are shared with other investors or belong solely to the Company.

Response:

The Company has revised pages 3 and 69 of Post-Effective Amendment No. 4 to the Registration Statement as requested.

31.	Please confirm that FINRA is reviewing the Company’s registration statement and will provide appropriate sign-off.

Response:

The Company confirms that FINRA is reviewing the Company’s Registration Statement and will provide appropriate sign-off, as necessary.

Christina DiAngelo Fettig, Senior Staff Accountant

Asen Parachkevov, Senior Counsel

June 17, 2016

32.	If the Company incurs any fees related to the unused portion of its credit facility, please disclose such fees in the fee table as part of the Company’s interest costs.

Response:

The Company has provided the requested disclosure in the footnotes to the fees and expenses table on page 10 of Post-Effective Amendment No. 4 to the Registration Statement.

33.	On page 61, please revise the table of Contractual Obligations and Off-Balance Sheet Arrangements to disclose specific categories of Unfunded Commitments.

Response:

The Company has revised footnote 1 on page 60 of Post-Effective Amendment No. 4 to the Registration Statement as requested.

Christina DiAngelo Fettig, Senior Staff Accountant

Asen Parachkevov, Senior Counsel

June 17, 2016

* * * * * *

In connection with responding to these comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or further communications relating to the above to the undersigned at (202) 712-2806 or Janis Kerns at (202) 712-2813. Thank you for your attention to this matter.

Very truly yours,

/s/ Jonathan H. Talcott

Jonathan H. Talcott

cc:	Monroe Capital Corporation
Theodore Koenig
Aaron Peck